UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934


                         VioQuest Pharmaceuticals, Inc.
                         ------------------------------


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)
                         ------------------------------

                                    927625103
                                    ---------
                                  CUSIP Number

                                December 31, 2006
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                                                    SCHEDULE 13G

CUSIP No.  927625103
                                                                     Page 2 of 5


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

         LINDSAY A. ROSENWALD, M.D.

2        Check the Appropriate Box If a Member of a Group *

                                                        a. [ ]
                                                        b. [ ]

3        SEC Use Only

4        Citizenship or Place of Organization

         UNITED STATES

                            5             Sole Voting Power
Number of                                 3,470,999
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                -0-
    Each
Reporting                   7             Sole Dispositive Power
    Person                                3,470,999
    With
                            8             Shared Dispositive Power
                                          -0-

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         3,470,999

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

         [ ]

11       Percent of Class Represented By Amount in Row (9)

         6.2%

12       Type of Reporting Person *

         IN

* see instructions before filling out

CUSIP No.  927625103
                                                                     Page 3 of 5


Item 1(a)         Name of Issuer:

                  VioQuest Pharmaceuticals, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  7 Deer Park Drive, Suite E
                  Princeton Corporate Plaza
                  Monmouth Junction, NJ  08852

Item 2(a)         Name of Person Filing:

                  Lindsay A. Rosenwald, M.D. (the "Reporting Person").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  c/o Paramount BioSciences, LLC
                  787 Seventh Avenue, 48th Floor
                  New York, NY 10036

Item 2(c)         Citizenship:

                  United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock (the "Shares").

Item 2(e)         CUSIP Number:

                  927625103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2006, the Reporting Person beneficially owned 3,470,999 Shares, consisting of (i) 2,044,000 Shares held directly by the Reporting Person; (ii) warrants to purchase 1,034,169 Shares held directly by the Reporting Person; and (iii) 392,830 Shares held by Paramount BioSciences, LLC, of which the Reporting Person is sole member.

Item 4(b)         Percent of Class:

                  See Item 11 of the cover page.

CUSIP No.  927625103
                                                                     Page 4 of 5


Item 4(c) Number of shares as to which such person has:

         (i)       Sole power to vote or direct the vote:                         Please see Item 5 of the cover
                                                                                  page.
         (ii)      Shared power to vote or to direct the vote                     Please see Item 6 of the cover
                                                                                  page.
         (iii)     Sole power to dispose or to direct the disposition of          Please see Item 7 of the cover
                                                                                  page.
         (iv)      Shared power to dispose or to direct the disposition of        Please see Item 8 of the cover
                                                                                  page.

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  See Item 4 Above.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                 February 13, 2007


                                 /s/Lindsay A. Rosenwald, M.D.
                                 -----------------------------
                                 Lindsay A. Rosenwald, M.D.